CONFORMED

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

For the month of December, 2012	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7

Col. Lomas Altas, México D.F. 11954

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

For Immediate Release

Grupo Radio Centro to Delist from

The New York Stock Exchange and Terminate its ADR Program

Mexico City, Mexico, December 20, 2012 - Grupo Radio Centro, S.A.B. de C.V. (“GRC” or the “Company”) (NYSE: RC, BMV: RCENTRO-A), announced that the Company intends to delist its American Depositary Shares (“ADSs”) from The New York Stock Exchange (“NYSE”) and to terminate its American Depositary Receipt (“ADR”) program. The main purpose of delisting is to obtain efficiencies in the Company’s financial reporting and administrative costs.

Today, GRC will provide written notice to the NYSE of its intent to delist. GRC plans to file the related Form 25 with the Securities and Exchange Commission (“SEC”) shortly thereafter, and expects the delisting to become effective ten days later, after which GRC’s ADSs will no longer be traded on the NYSE. GRC’s shares will continue to be traded on the Bolsa Mexicana de Valores in Mexico. GRC has not arranged for the listing or registration of its ADSs or Series A shares on another U.S. national securities exchange or for their quotation in a quotation medium in the United States.

GRC will continue to be registered under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) for the time being, and GRC will continue to comply with its obligations under the Exchange Act. Once the delisting has become effective and GRC meets the criteria for terminating its reporting obligations under the Exchange Act, it intends to file Form 15 with the SEC in order to deregister all classes of its registered securities. Immediately upon filing Form 15 GRC’s duty to file reports under the Exchange Act will be suspended, and deregistration is expected to become effective 90 days later.

Also today, GRC will provide written notice to Citibank, N.A. (“the “Depositary”) of the termination of its ADR program. Consequently and pursuant to the deposit agreement, the Depositary will provide 30 days’ notice of termination to all holders of ADSs. Holders are entitled to surrender their ADSs to the Depositary for cancellation and receive the underlying GRC shares. After a two-year period following the termination of the ADR program, the Depositary may sell the underlying shares and hold the cash proceeds uninvested for the pro rata benefit of holders of unsurrendered ADSs.

GRC reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

***

About GRC

GRC owns and/or operates 15 radio stations. Of these 15 radio stations, 12 stations are located in Mexico City, two stations are located in Guadalajara and Monterrey, and one station is located in Los Angeles. GRC’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts:

In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3694
aazpeitia@grc.com.mx	grc@i-advize.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: December 20, 2012	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer